China Time Share Media Co. Ltd. (In Liquidation)
c/o Borrelli Walsh Limited
Level 17, Tower 1
Admiralty Centre
18 Harcourt Road, Hong Kong

Tel: +852 3761 3888        Fax: +852 3761 3889

December 2, 2010

Re:	China Time Share Media Co. Ltd (In Liquidation) Rule 477 Application for Withdrawal Registration Statement on Form F-1 filed on September 9, 2008 SEC File No. 333-153390

Mr. John Zitko
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Zitko,

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), China Time Share Media Co. Ltd (In Liquidation) (the “Company”) hereby respectfully requests the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-153390), filed with the Securities and Exchange Commission (the “Commission”) on September 9, 2008, together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date thereafter.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Registration Statement has not been declared effective and the Company confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

Your assistance in this matter is greatly appreciated. We would be grateful if you would please provide the Company with a facsimile copy of the order consenting to the withdrawal of the registration Statement at your earliest convenience. The Company’s facsimile number is +852 3761 3889.

Should you have any queries or require any further information, please contact Cosimo Borrelli or Simon Ma of the Company on +852 3761 3888.

Very truly yours, China Time Share Media Co. Ltd (In Liquidation)

By:	/s/ Cosimo Borrelli
	Name:	Cosimo Borrelli
	Title:	Joint and Several Liquidator